

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 15, 2010

<u>VIA FACSIMILE (212) 878-8375 and US MAIL</u>
Mr. Lim Suet Boey
Sembcorp Industries, Ltd.
30 Hill Street, #05-04
Singapore 179360

> **Re: Cascal N.V.**
> **Schedule TO-T/A filed June 7& 9, 2010**
> **Filed by SembCorp Utilities PTE, Ltd.**
> **and SembCorp Industries, Ltd.**
> **File No. 5-84491**

Dear Mr. Suet Boey:

We have limited our review of the filings to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/A filed June 7, 2010

General

1.   We note your response to prior comment 2. Please confirm your understanding that if you engage in any transaction of the type specified in Rule 13e-3(a)(3) after the termination of the offer producing the effect(s) outlined in the rule, you will be required to comply with the disclosure and filing obligations of Exchange Act Rule 13e-3. Additionally, please confirm your understanding that the bidders'

ability to avail themselves of exceptions to Exchange Act Rule 13e-3 are premised, in part, on demonstrating compliance with the disclosure requirements outlined in Exchange Act Rule 13e-3(g)(1)(i). Refer to Question 7 of Release 17719 (April 13, 1981) for further guidance.

2.   We note revisions made to the disclosure document in the background section. It is inappropriate to reference pre-filing conversations with the staff and to imply directly or indirectly, that the staff approved in any manner, the structure of the offer.   Please revise to delete all references to pre-filing conversations with the staff.

Schedule TO-T/A filed June 9, 2010

3.   Please supplementally provide us with a copy of the complaint filed on June 7, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the bidders acknowledging that:

- the bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (212) 878-8375
cc: Michelle Chebli, Esq.
        Brian Hoffman, Esq.
        Clifford Chance US LLP